CVF Technologies Corporation
8604 Main Street, Suite 1
Williamsville, NY 14221
January 25, 2008
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Attn: Daniel L. Gordon
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Gordon:
Here is our response to your inquiry dated December 28, 2007.
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the periods ended March 31, 2007, June 30, 2007, and September 30, 2007
File No. 0-29266
Form 10-KSB for the year ended December 31, 2006:
Note 1 — Organization and Business Description, page F-12
1.	Question — You disclose that you have consolidated Xylodyne because you are the only substantial investor and you also note that this was done in accordance with FIN 46(R). We are unaware of any substantial investor test within FIN 46 (R). Please provide us with an analysis that tells us how you determined that Xylodyne was a variable interest entity and how you determined that your company was the primary beneficiary. In your response please cite the applicable guidance within FIN 46(R) that supports your conclusion.

Answer -

Xylodyne Corporation (“Xylodyne”) was a newly formed corporation in early 2006, between CVF Technologies Corporation and some former employees of SRE Holdings Corp, a former majority owned subsidiary. SRE was sold pursuant to a sale to satisfy secured creditors in calendar 2005. Xylodyne is in the business of developing proprietary technology relating to electric vehicles and has a regional distribution agreement from a manufacturer for the resale of electric all-terrain vehicles.

Xylodyne was capitalized with $18,000 cdn from the two former employees and own 60% of Xylodyne, while CVF Technologies Corporation contributed $12,000 cdn to capital for a 40% ownership of Xylodyne. CVF Technologies Corporation also loaned another $313,000 cdn in the form of a debenture to Xylodyne. Certain officers of CVF Technologies Corporation also have two of the four voting board member seats on Xylodyne. The $313,000 cdn debenture is secured by the assets of Xylodyne only with no personal guarantees from the majority owners of Xylodyne.

We evaluated the consolidation of Xylodyne pursuant to paragraph 5 of FIN 46, which states an entity shall be subject to consolidation if either of the following conditions exists:

a) The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties. The total equity investment at risk: (1) Includes only equity investments in the entity that participate significantly in profits and losses...., (2) Does not include equity interest that the entity issued in exchange for subordinated interests in other variable interest entities, (3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties, (4) Does not include amounts financed for equity investor ( for example by loans or guarantees of loans ) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.
b) As a group the holders of the equity investment at risk lack anyone of the following three characteristics of controlling financial interest: (1) The direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights...., (2) The obligation to absorb the expected losses of the entity if they occur. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity, (3) The right to receive the expected residual returns of the entity if they occur. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or with the entity.

Paragraphs 8-10 discuss the amount of total equity investment at risk that is necessary to permit an entity to finance its activities.

Paragraph 9 states — An equity investment of less than 10 percent of the entity’s total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can demonstrate.... (essentially its abilities to operate on its own with such minimal investment of less than 10%).

Our evaluation of including Xylodyne as a variable interest enterprise for consolidation purposes is based on the following evaluation of both paragraphs 5(a) and 5(b) even though only meeting the conditions in one paragraph alone required the consolidation of Xylodyne as a variable interest entity;

A) At inception of Xylodyne we believe the $30,000 capital investment was insufficient to operate Xylodyne effectively, based on its intended goals and purpose, hence the need for an additional amount of debt from CVF Technologies Corporation (ie: the $313,000cdn debt). As further support for the initial evaluation is at December 31, 2006, Xylodyne had $566,000 cdn in assets and had losses to date of $145,000 cdn. The assets are largely receivables from US based companies, while Xylodyne is a Canadian based entity, hence traditional banking relationships are difficult to obtain for a start up enterprise with a business located in one country and the receivables are from companies in another country, hence the need for the additional $313,000 cdn debt. In addition it is also possible, but not required, that CVF Technologies Corporation will extend further credit to Xylodyne as the majority shareholders may not have additional funds for possible future expansion. Based on the conditions elaborated in paragraph 5 (a) and paragraph 9 of FIN 46, we believe CVF Technologies Corporation is required to consolidate Xylodyne as a variable interest entity.

B) At inception under the conditions elaborated under paragraph 5(b) of FIN 46, (a) CVF Technologies Corporation has two of the four voting board of director seats for making decisions, (b) the $313,000 cdn debenture is secured by the assets and business of Xylodyne only, hence if Xylodyne fails and ceases to operate, CVF Technologies Corporation is not protected against additional losses above its $12,000 investment as there is no other subordinated creditor, nor does CVF Technologies Corporation have any outside guarantees or collateral for the Company’s $313,000 cdn debt outstanding, (c) should Xylodyne perform beyond expectations as a result of CVF Technologies Corporation equity ownership, CVF Technologies Corporation can enjoy their ratable amount residual returns. Based on the conditions elaborated in paragraph 5(b), we believe CVF Technologies Corporation is required to consolidate Xylodyne as a variable interest entity.

We understand the confusion of CVF Technologies Corporation’s footnote disclosure of “substantial investor” with regards to reasoning for consolidating Xylodyne as a variable interest entity. We also know how confusing it can be to discuss our FIN 46 evaluation, hence in an attempt to use plain English to simplify to the reader the essence of FIN 46, when CVF Technologies Corporation is “substantially the only investor / creditor with a significant amount of investment at risk” with Xylodyne. We propose to improve our FIN 46 disclosure with regards to the consolidation of Xylodyne, prospectively. We can provide a sample of such disclosure upon request.
Exhibits 31.1 and 31.2
2.	Question — We note that your certifications were not filed in the exact form as outlined in Item 601(b)(31) of Regulation S-B. Some of the discrepancies include replacing the word “report” with “annual report” or “quarterly report” in paragraphs 2, 3, and 4; replacing the words “small business issuer” with “registrant” in paragraphs 3, 4, and5; omitting language in paragraphs 4 and 5; and referring to the incorrect Exchange Act rules in the introductory language in paragraph 4. Please confirm to us that you will revise your certifications in all future filings to include the language as outlined in Item 601(b) of Regulation S-B. This comment also applies to your Forms 10-QSB for the quarterly periods ended March 31, 2007, June 30, 2007, and September 30, 2007.

Answer —

We confirm that we will revise our certifications in all future SEC filings to include the language as outlined in Item 601(b) of Regulation S-B.
CVF Technologies Corporation acknowledges that;
•	CVF Technologies Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	CVF Technologies Corporation may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely yours,
/s/ Jeffrey I. Dreben
Chief Executive Officer and President